KL

SECURI

17009070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ducera Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins — (603) 216-8933
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

2 Logan Square, Suite 2001	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Ducera Securities LLC

(A wholly owned subsidiary of Ducera LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2016

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Kramer, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Ducera Securities LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael A. Kramer
Signature

CEO
Title

Subscribed and sworn ~~to before~~ on this 28th day of Feb. 2017
to before me Michael Kramer

Carolyn Scheppy

CAROLYN ANN SCHEPPY
Notary Public, State of New York
Registration No. 01SC6254078
Qualified in New York County
Commission Expires 01/09/2020

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Index
December 31, 2016

Page(s)

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Ducera Securities, LLC

We have audited the accompanying statement of financial condition of Ducera Securities, LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Ducera Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 28, 2017

Ducera Securities LLC
(A wholly owned subsidiary of Ducera LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 1,078,075
Accounts receivable	245,677
Other assets	4,227
Total assets	$ 1,327,979
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 31,315
Due to affiliate	89,310
Total liabilities	120,625
Member's equity	1,207,354
Total liabilities and member's equity	$ 1,327,979

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Ducera Securities LLC (the "Company"), a wholly owned subsidiary of Ducera LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on May 18, 2015. On February 11, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing advisory services on mergers, acquisitions, divestitures, restructuring, defensive strategies, joint ventures, capital raising activities, private placements, and similar transactions, activities and strategies.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2016, management believed no valuation allowance was warranted.

Income Taxes

The Company is a single member limited liability company ("LLC") that is treated as a disregarded entity. The Company's owner, the Parent, is an LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal and state income tax at the entity level, but is subject to local taxes which are based on income. The Parent is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes.

During the year ended December 31, 2016 the Parent allocated $435,550 to the Company for local taxes. The Company computes its income taxes on a separate return basis. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns. The Company distributed this amount to the Parent during the year ended December 31,

2016. The Parent's federal and state income tax returns are generally open for examination for all years.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Affiliate, also owned by the Parent, whereby the Affiliate provides accounting, administrative, office space, human resources and other services. At December 31, 2016 the Company owes the Affiliate $89,310 which is included as a liability in the accompanying statement of financial condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Concentration

A single engagement accounted for approximately 90% of the Company's revenue during 2016.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year that the Company became a broker-dealer. At December 31, 2016, the Company had net capital of $957,450 which exceeded the required net capital of $15,078 by $942,372.

The Company does not hold customers' cash or securities and, therefore, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

6. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016.

On January 12, 2017, the Company made a capital distribution in the amount of $1,000,000.